UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-34146

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Clearwater Paper 401(k) Plan

(formerly Clearwater Paper Salaried 401(k) Plan)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CLEARWATER PAPER CORPORATION

601 West Riverside Avenue, Suite 1100

Spokane, Washington 99201

CLEARWATER PAPER 401(k) PLAN

(formerly Clearwater Paper Salaried 401(k) Plan)

Financial Statements and Supplemental Schedule

December 31, 2012 and 2011

(With Report of Independent Registered Public Accounting Firm)

CLEARWATER PAPER 401(k) PLAN

(formerly Clearwater Paper Salaried 401(k) Plan)

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Clearwater Paper 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Clearwater Paper 401(k) Plan (the Plan) (formerly Clearwater Paper Salaried 401(k) Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Seattle, Washington

June 18, 2013

CLEARWATER PAPER 401(k) PLAN

(formerly Clearwater Paper Salaried 401(k) Plan)

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011
Assets:
Investments, at fair value	$161,713,441	114,548,533
Receivables:
Employer contribution receivable	—	102,535
Notes receivable from participants	4,525,341	2,976,663

Total receivables	4,525,341	3,079,198

Net assets available for benefits, prior to contract value adjustment	166,238,782	117,627,731
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,129,721)	(1,065,465)

Net assets available for benefits	$165,109,061	116,562,266

See accompanying notes to financial statements.

CLEARWATER PAPER 401(k) PLAN

(formerly Clearwater Paper Salaried 401(k) Plan)

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2012 and 2011

	2012	2011
Investment income (loss):
Interest income	$716,474	1,032,846
Dividend income	3,040,301	1,941,617
Net appreciation (depreciation) in fair value of investments	12,233,505	(4,045,791)

Net investment income (loss)	15,990,280	(1,071,328)

Interest from participant notes receivable	174,025	100,997

Contributions:
Employee	7,882,875	5,408,948
Rollover	407,542	490,750
Employer	10,471,134	2,365,044

Total contributions	18,761,551	8,264,742

Distributions to participants	12,084,239	12,466,880
Loan and administrative fees	15,591	18,496

Net increase (decrease) prior to transfers	22,826,026	(5,190,965)

Transfers from other plans

Merger of Cellu Tissue Holdings, Inc. Retirement and Investment Plan	19,591,643	—

Net transfers from other Clearwater Paper plans	6,129,126	1,575,027

Net transfers from other plans	25,720,769	1,575,027

Net increase (decrease)	48,546,795	(3,615,938)

Net assets available for benefits:
Beginning of year	116,562,266	120,178,204

End of year	$165,109,061	116,562,266

See accompanying notes to financial statements.

CLEARWATER PAPER 401(k) PLAN

(formerly Clearwater Paper Salaried 401(k) Plan)

Notes to Financial Statements

December 31, 2012 and 2011

(1)	Description of Plan

The following description of the Clearwater Paper 401(k) Plan (the Plan) (formerly the Clearwater Paper Salaried 401(k) Plan), is provided for general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan established under the provisions of Section 401(a) of the Internal Revenue Code, as amended (IRC), which includes a cash or deferred arrangement under Section 401(k) of the IRC, and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

On December 27, 2010, Clearwater Paper Corporation (Clearwater Paper) acquired Cellu Tissue Holdings, Inc. (Cellu Tissue).

Effective as of January 2012, the Plan was amended as follows:

•	The Plan was renamed from the “The Clearwater Paper Salaried 401(k) Plan.”

•

Non-represented hourly eligible employees previously participating in the Clearwater Paper Hourly 401(k) Plan are eligible to participate in the Plan and their account balances were transferred to the Plan. This included employees at the Elwood, Illinois and Shelby, North Carolina facilities. These transfers, totaling $5.6 million, are included in “Net transfers from other Clearwater Paper plans” on the Statement of Changes in Net Assets Available for Benefits.

•	Non-represented eligible employees of Cellu Tissue subsidiaries that are participating employers are eligible to participate in the Plan under the terms of the Plan.

•

Due to the merger of plans, $19.6 million was transferred to the Plan from the Cellu Tissue Holdings, Inc. Retirement and Investment Plan and is included on the line entitled “Merger of Cellu Tissue Holdings, Inc. Retirement and Investment Plan” on the Statement of Changes in Net Assets Available for Benefits. This amount consisted of account balances, loan balances and contributions receivable of $18.1 million, $1.3 million and $0.2 million, respectively, of former non-represented participants of the Cellu Tissue Holdings, Inc. Retirement and Investment Plan.

(b)	Plan Sponsor and Administration

Clearwater Paper Corporation (Clearwater Paper) sponsors the Plan.

The Plan is administered by the Clearwater Paper Benefits Committee (the Committee). Mercer Trust Company and Mercer HR Services (collectively, Mercer) serve as the Trustee and record keeper, respectively.

CLEARWATER PAPER 401(k) PLAN

(formerly Clearwater Paper Salaried 401(k) Plan)

Notes to Financial Statements

December 31, 2012 and 2011

(c)	Eligibility and Contributions

Effective January 2012, all eligible full-time regular status salaried and non-represented hourly employees (as defined in the Plan) are eligible for participation in the Plan following 30 days of employment with Clearwater Paper and participating subsidiaries (the Company). Prior to January 2012, non-represented hourly employees were eligible to participate in the Clearwater Paper Hourly 401(k) Plan.

Prior to 2012, eligible employees at the Company’s converting facility in Elwood, Illinois with 60 days of service (as defined in the Clearwater Paper Hourly 401(k) Plan) were entitled to receive a base company contribution equal to a fixed percentage of a participant’s eligible earnings allocated per pay period.

The Plan provides that each eligible employee may elect a contribution up to 75% of his or her per pay period earnings on a pre-tax or Roth after tax basis. Eligible employees may also make rollover contributions representing distributions from certain other retirement plans. Eligible participants age 50 or older may elect additional catch-up contributions.

Eligible employees hired by the Company are automatically enrolled in the Plan at a 3% deferral rate on a pre-tax basis 30 days after the employee becomes eligible, unless he or she elects otherwise. The Company currently makes matching contributions into a participant’s account under the Plan equal to 70% of such participant’s contributions up to 6% of eligible compensation, although Clearwater Paper may approve a higher or lower rate.

Eligible participants receive a base employer contribution totaling 3.5% of eligible compensation. This contribution is 100% vested immediately, and no employee contribution is required. The Company’s base contribution is separately tracked from other Plan contributions and no loans or hardship withdrawals may be made from such source. Eligible employees aged 45 and older on December 31, 2011, and who were participating in the Clearwater Paper Salaried Retirement Plan at the time of its closure on December 15, 2010, are also eligible to receive a transition benefit for up to five years beginning January 2012. The transition benefit ranges from 4.0% to 8.5% of eligible compensation, depending on each eligible employee’s age as of December 31, 2011. This transition employer contribution is 100% vested immediately.

Beginning in January 2012, an after-tax Roth 401(k) contribution feature is offered in replacement of the previous traditional after-tax 401(k) contribution, which was removed as an option.

All contributions are limited by certain restrictions as defined by the IRC.

(d)	Participant Accounts

A separate account is maintained for each participant of the Plan. Each account is credited with the employee and employer contributions and earnings thereon. Participant accounts are valued each day the market is open based on quoted market prices.

CLEARWATER PAPER 401(k) PLAN

(formerly Clearwater Paper Salaried 401(k) Plan)

Notes to Financial Statements

December 31, 2012 and 2011

(e)	Investment Options

Participants may direct investment of their account balances in 1% increments into the investment options offered under the Plan, including registered investment company funds, the Clearwater Paper Stock Fund, and a common and collective trust.

On December 16, 2008, Potlatch Corporation (Potlatch) distributed 100% of the issued and outstanding shares of Clearwater Paper common stock to the holders of record of Potlatch common stock as of the close of business on December 9, 2008, in a tax-free spin-off (the Spin-off). Each Potlatch stockholder received one share of Clearwater Paper common stock for every 3.5 shares of Potlatch common stock held on the record date. Accordingly, as a result of the Spin-off, the Clearwater Paper Stock Fund was established. Effective as of February 28, 2011, the Plan was amended such that a participant is not allowed to transfer existing account balances or direct new contributions to the Clearwater Paper Stock Fund if the balance in this fund is, or the direction causes it to be, 25% or more of the participant’s total investment balance in the Plan.

With the exception of the Potlatch Stock Fund, which continued as a frozen investment option subsequent to the Spin-off, participants may change their investment elections and make transfers between investment options each day the market is open, subject to restrictions imposed by the registered investment companies and under the Plan. Participants under the Plan were allowed to maintain existing balances in the Potlatch Stock Fund subsequent to the Spin-off until August 31, 2011, at which time any remaining balances in the Potlatch Stock Fund were reallocated to other investment options available under the Plan or distributed to those participants eligible to take a distribution of Potlatch stock. The Potlatch Stock Fund was then removed as an investment option under the Plan.

The account of any participant automatically enrolled in the Plan and not electing otherwise is invested in a designated qualified default investment alternative, that is, the T. Rowe Price Retirement Fund, with the target date closest to the year in which that participant will reach age 65.

Any contributions or other payments made to the Plan without investment instructions are similarly invested in the age-appropriate T. Rowe Price Retirement Fund until such time as the participant chooses to reinvest such funds. Transfers between certain investments may be temporarily held as cash balances prior to reinvestment.

CLEARWATER PAPER 401(k) PLAN

(formerly Clearwater Paper Salaried 401(k) Plan)

Notes to Financial Statements

December 31, 2012 and 2011

(f)	Vesting and Forfeitures

A participant’s interest in all employee contribution accounts is fully vested and nonforfeitable at all times. A participant’s interest in his or her matching account becomes vested based on the participant’s years of service as defined in the Plan as follows:

Years of service	Percentage vested
Less than 2	—%
2 or more	100.0

A participant’s matching account will become 100% vested if the Plan terminates, or if the participant attains age 65 while in service with the Company (or any affiliate), becomes totally and permanently disabled (as defined in the Plan) or dies while in service. The portion of a participant’s matching account not vested will be forfeitable when the participant’s employment terminates.

As of the end of each year, forfeitures and the earnings on such forfeitures not used to restore the matching accounts of former participants rehired during that year may be credited against matching contributions for the following year, used to pay plan expenses, or a combination thereof. At December 31, 2012 and 2011, unallocated forfeitures totaled approximately $187,000 and $20,100, respectively. During 2012 and 2011, forfeitures totaling approximately $43,500 and $2,200, respectively, were used to pay plan expenses and reduce employer contributions.

(g)	Notes Receivable from Participants

Participants may borrow 50% of their vested account balance up to a maximum of $50,000 (as reduced for loans outstanding during the one year preceding the new loan) as provided by the Plan. The loans are secured by the balance in the participant’s account and bear interest at a market rate, which is determined for the applicable loans during the applicable periods to be the prime rate in effect at the beginning of the month in which the loan is taken. Repayment of principal and interest is generally paid ratably through payroll deductions. Loans outstanding at December 31, 2012, bear interest at various rates ranging from 3.25% to 8.00% and mature at various times through April 2027.

CLEARWATER PAPER 401(k) PLAN

(formerly Clearwater Paper Salaried 401(k) Plan)

Notes to Financial Statements

December 31, 2012 and 2011

(h)	Distributions and Benefits

On termination of employment from Clearwater Paper and its affiliates, each participant may elect to receive payment in a lump sum equal to that participant’s vested interest in his or her account, roll his or her account balance into an IRA or another employer’s plan, or maintain his or her account in the Plan, subject to certain restrictions. If a participant’s vested account balance is $5,000 or less, he or she is generally not permitted to maintain an account balance in the Plan. Therefore, depending on the value of the vested account balance, one of the following will occur:

•

If the vested account balance is $5,000 or less, but greater than $1,000, a participant’s account will be automatically rolled over to an Automatic Rollover IRA, unless the participant elects otherwise.

•

If the vested account balance is $1,000 or less, a participant will automatically receive the value of the vested interest in his or her account as a lump sum cash distribution, unless that participant elects otherwise.

Participants are permitted to make in-service and hardship withdrawals while still employed by the Company and its affiliates under certain conditions specified under the Plan. A participant’s right to contribute to the Plan will be suspended for up to six months upon receiving a hardship withdrawal. Effective in January 2012, the Plan was amended to allow for after-tax, rollover, and age 59  1/2 withdrawals, under certain circumstances.

(i)	Plan and Administrative Fees

Plan expenses are generally paid by the Company, except to the extent that expenses are paid from participant forfeitures of employer matching contributions. Loan service fees, fees associated with processing of qualified domestic relations orders, and certain trustee and recordkeeper expenses are paid for by the affected participant.

(j)	Party-in-Interest and Related-Party Transactions

Certain plan investments are managed by an affiliate or related party of Mercer. These transactions and transactions within the Clearwater Paper Stock Fund are considered party-in-interest transactions.

(k)	Net Transfers from Other Clearwater Paper Plans

Net transfers from other Clearwater Paper plans represent the net amount of participant account balances transferred during the year to the Plan from other plans sponsored by the Company and its affiliates as a result of the participants changing employment status within the Company and its affiliates.

(l)	Plan Termination

Although the Company expects to continue the Plan indefinitely, inasmuch as future conditions cannot be foreseen, the Company reserves the right to amend or terminate the Plan at any time and for any reason subject to the rules of ERISA. In the event of plan termination, participants will become 100% vested in their employer accounts.

CLEARWATER PAPER 401(k) PLAN

(formerly Clearwater Paper Salaried 401(k) Plan)

Notes to Financial Statements

December 31, 2012 and 2011

(2)	Summary of the Significant Accounting Policies

The financial statements of the Plan are prepared on the accrual basis of accounting. Distributions to participants are recorded when paid.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets available for benefits during the reporting period. Actual results could differ from those estimates and assumptions.

(a)	Investment Valuation

As described in Financial Accounting Standards Board (FASB) guidance, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in the Putnam Stable Value Fund, a common and collective trust that invests in guaranteed investment contracts (GICs). As required by FASB guidance, the statement of net assets available for benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The GICs are fully benefit-responsive and are recorded at contract value. Fair value is calculated by discounting the related cash flows based on current yields and similar investments. The statement of changes in net assets available for benefits is prepared on a contract value basis. The contract value of the Putnam Stable Value Fund represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. The average yield and crediting interest rate for that fund were approximately 2.36% and 2.02%, respectively, at December 31, 2012, and 3.11% and 3.23%, respectively, at December 31, 2011.

As of December 31, 2012, there are no reserves against credit value for credit risk of the contract issuer. There are certain limited events that may limit the ability of the trust to transact at contract value related to employer-initiated transaction provisions. Due to the size of the Stable Value Fund, it is highly unlikely that any event would occur that would limit the fund’s ability to transact at contract value.

Investments in shares of the Clearwater Paper Stock Fund and registered investment company funds are stated at fair value, based on quoted market prices.

CLEARWATER PAPER 401(k) PLAN

(formerly Clearwater Paper Salaried 401(k) Plan)

Notes to Financial Statements

December 31, 2012 and 2011

(b)	Income Recognition

Net appreciation (depreciation) in fair value of investments represents net realized gains and losses and the change in unrealized appreciation from one period to the next. Interest is recorded when earned. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade date basis.

(c)	Notes Receivable from Participants

Notes receivable from participants are stated at the outstanding balance of the loan plus accrued interest.

(d)	Subsequent Events

Effective as of March 27, 2013, the TCW Small Cap Growth Fund was removed from the Plan’s investment lineup, and on March 28, 2013, the Conestoga Small Cap Fund, DFA Emerging Markets Core Portfolio, and PIMCO All Asset Fund were added to the Plan’s investment lineup.

(3)	Investments

The value of individual investments that represented 5% or more of the Plan’s net assets available for benefits at December 31, 2012 and 2011 were as follows:

	2012	2011
Putnam Stable Value Fund	$37,653,498	32,235,729
Clearwater Paper Stock Fund	15,784,250	15,192,013
PIMCO Total Return Fund	12,266,012	7,837,460
Mainstay Large Cap Growth Fund	10,147,189	5,736,881	*
Dodge & Cox Stock Fund	10,050,815	6,043,199
Artisan Mid-Cap Fund Institutional	9,219,846	5,906,383

	95,121,610	72,951,665
Other investments	66,591,831	41,596,868

	$161,713,441	114,548,533

*	Represents less than 5% of the Plan’s net assets available for benefits

CLEARWATER PAPER 401(k) PLAN

(formerly Clearwater Paper Salaried 401(k) Plan)

Notes to Financial Statements

December 31, 2012 and 2011

During the years ended December 31, 2012 and 2011, the Plan’s investments appreciated (depreciated), including net gains and losses on investments sold during the year and the net change in unrealized gains and losses at the end of the year, as follows:

	2012	2011
Clearwater Paper Stock Fund	$1,611,926	(1,540,181)
Potlatch Stock Fund	—	383,973
Common and collective trust	—	24,791
Registered investment company funds	10,621,579	(2,914,374)

	$12,233,505	(4,045,791)

(4)	Fair Value Measurements

Fair value accounting guidance establishes a framework for measuring fair value, which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

• Quoted prices for similar assets or liabilities in active markets;

• Quoted prices for identical or similar assets or liabilities in inactive markets;

• Inputs other than quoted prices that are observable for the asset or liability;

• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

CLEARWATER PAPER 401(k) PLAN

(formerly Clearwater Paper Salaried 401(k) Plan)

Notes to Financial Statements

December 31, 2012 and 2011

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

•	Registered investment company funds and company stock: Valued at quoted market prices, which are the net asset value of shares held by the Plan at year end.

•	Common and collective trust: The Stable Value Fund is valued based on the net asset value of the fund and the present value of discounted cash flows.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan investments at fair value:

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Registered investment company funds:
Growth funds	$27,064,854	—	—	27,064,854
Income funds	14,468,512	—	—	14,468,512
Index funds	8,810,393	—	—	8,810,393
Target retirement funds	32,790,163	—	—	32,790,163
Value funds	25,110,135	—	—	25,110,135
Common stock	15,784,250	—	—	15,784,250
Common and collective trust fund:
Stable value fund	—	37,653,498	—	37,653,498
Interest bearing cash	31,636	—	—	31,636

Total investments at fair value	$124,059,943	37,653,498	—	161,713,441

CLEARWATER PAPER 401(k) PLAN

(formerly Clearwater Paper Salaried 401(k) Plan)

Notes to Financial Statements

December 31, 2012 and 2011

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Registered investment company funds:
Growth funds	$20,107,988	—	—	20,107,988
Income funds	9,700,071	—	—	9,700,071
Index funds	6,152,074	—	—	6,152,074
Target retirement funds	16,694,283	—	—	16,694,283
Value funds	14,412,173	—	—	14,412,173
Common stock	15,192,013	—	—	15,192,013
Common and collective trust fund:
Stable value fund	—	32,235,729	—	32,235,729
Interest bearing cash	54,202	—	—	54,202

Total investments at fair value	$82,312,804	32,235,729	—	114,548,533

(5)	Investment Risk

The Plan investments include shares of registered investment company funds, a common and collective trust, and common stock in the form of the Clearwater Paper Stock Fund. The underlying investments of such funds, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with such investments, it is reasonably possible that changes in the values of underlying investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Certain funds invest in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(6)	Tax Status

The Internal Revenue Service (IRS) has determined by a letter dated November 29, 2011, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Such determination letter from the IRS states that the Plan continues to be a tax-qualified plan. The Plan has been amended since the IRS’s issuance of the determination letter. Management believes that the Plan is designed, and continues to operate, in material compliance as a qualified plan.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded to the best of its knowledge that as of December 31, 2012, there are no uncertain positions taken or that could reasonably be

CLEARWATER PAPER 401(k) PLAN

(formerly Clearwater Paper Salaried 401(k) Plan)

Notes to Financial Statements

December 31, 2012 and 2011

expected to be taken that require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to audits by the IRS; however, there are currently no audits pending for any tax periods. The plan administrator believes that the Plan is no longer subject to income tax examinations for years prior to 2009.

(7)	Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 at December 31, 2012 and 2011:

	2012	2011
Net assets available for benefits per the financial statements	$165,109,061	116,562,266
Loans in deemed distributed status	(53,791)	(72,657)
Adjustment from contract value to fair value of fully benefit-responsive investment contracts	1,129,721	1,065,465

Net assets available for benefits per the Form 5500	$166,184,991	117,555,074

CLEARWATER PAPER 401(k) PLAN

(formerly Clearwater Paper Salaried 401(k) Plan)

Notes to Financial Statements

December 31, 2012 and 2011

The following is a reconciliation of the net increase (decrease) in net assets available for benefits prior to transfers per the financial statements to the Form 5500 for the years ended December 31, 2012 and 2011:

	2012	2011
Net increase (decrease) in net assets available for benefits prior to transfers per the financial statements	$22,826,026	(5,190,965)
Change in deemed distributed loans	18,866	(5,721)
Less reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,065,465)	(1,558,337)
Plus current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,129,721	1,065,465

Total net income (loss) per the Form 5500	$22,909,148	(5,689,558)

CLEARWATER PAPER 401(k) PLAN

(formerly Clearwater Paper Salaried 401(k) Plan)

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of issue, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value
		Shares of registered investment company funds:
	PIMCO Funds	PIMCO Total Return Fund	$12,266,012
	Mainstay Funds	Mainstay Large Cap Growth Fund	10,147,189
	Dodge & Cox Funds	Dodge & Cox Stock Fund	10,050,815
	Artisan Funds	Artisan Mid-Cap Fund Institutional	9,219,846
	T. Rowe Price Funds	T. Rowe Price Retirement 2020 Fund	7,514,205
	Vanguard Funds	Vanguard Institutional Index Fund	6,335,779
	T. Rowe Price Funds	T. Rowe Price Retirement 2025 Fund	6,068,111
	Artisan Funds	Artisan Mid-Cap Value Fund Institutional	6,015,656
	Dodge & Cox Funds	Dodge & Cox International Fund	5,839,474
	Timesquare Funds	Timesquare Mid-Cap Growth Fund	4,470,400
	T. Rowe Price Funds	T. Rowe Price Retirement 2015 Fund	4,446,004
	T. Rowe Price Funds	T. Rowe Price Retirement 2030 Fund	4,304,288
	Artisan Funds	Artisan International Fund Institutional	3,731,869
	T. Rowe Price Funds	T. Rowe Price Retirement 2035 Fund	3,180,362
	TCW	TCW Small Cap Growth, Class I	2,699,740
	Vanguard Funds	Vanguard Total Bond Market Index Fund Signal	2,202,500
	T. Rowe Price Funds	T. Rowe Price Retirement 2040 Fund	2,105,480
	T. Rowe Price Funds	T. Rowe Price Retirement 2010 Fund	1,687,715
	Vanguard Funds	Vanguard Extended Market Index Fund Signal	1,628,996
	T. Rowe Price Funds	T. Rowe Price Retirement 2045 Fund	1,554,448
	T. Rowe Price Funds	T. Rowe Price Retirement 2050 Fund	962,841
	Vanguard Funds	Vanguard Total International Stock Index Fund	845,618
	T. Rowe Price Funds	T. Rowe Price Retirement 2055 Fund	393,108
	T. Rowe Price Funds	T. Rowe Price Retirement Income Fund	375,710
	T. Rowe Price Funds	T. Rowe Price Retirement 2005 Fund	197,891

		Common and collective trusts:
	Putnam Investments	Putnam Stable Value Fund	37,653,498

		Common stock:
*	Clearwater Paper Corporation	Clearwater Paper Stock Fund	15,784,250

*	Mercer Trust	Interest bearing cash account	31,636

*	Participant loans	Interest rates from 3.25% to 8.00%, maturing through April 2027	4,525,341

		Total	$166,238,782

*	Represents a party-in-interest at December 31, 2012.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized:

Clearwater Paper 401(k) Plan

By	/s/ John D. Hertz
John D. Hertz
Chair of Clearwater Paper Benefits Committee

Date: June 18, 2013

Exhibit Index

Exhibit

Consent of Independent Registered Public Accounting Firm	23